

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Stop 7010

January 9, 2007

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

> **Re: Juniper Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed December 13, 2006**
> **File No. 333-131730**

Dear Mr. Hreljanovic:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Nine Month Period Ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5

1. We have reviewed your response to comment ten. You reclassified the $630,213 payment of equity for acquisitions from an investing cash flow to a reconciling item in your reconciliation of operating cash flows. Since this appears to be neither a cash transaction nor a non-cash expense it is unclear why you have included this amount in your statements of cash flows instead of disclosing it as a non-cash transaction. Please also tell us the nature of the transaction and why you believe that the transaction should be presented within cash used for operating activities. Please refer to SFAS 95.

2. We have reviewed your response to comment twelve. Please present loans from officers and their repayment on a gross basis within cash provided by financing activities in accordance with paragraphs 13, 19 and 20 of SFAS 95.

Notes to Consolidated Financial Statements

Accounts Receivable, page F-9

3. You disclosed that your receivables are normally due within 30 to 60 days. However, you had accounts receivable of $1,060,433 at September 30, 2006 and revenues of $1,399,672 in 2006. The average number of days outstanding of your accounts receivable appears to be significantly in excess of your stated credit terms of 30 to 60 days. Please tell us in a comprehensive manner why you believe that your receivables are collectible and provide us with an analysis of accounts receivable due at September 30, 2006 that have been subsequently collected.

Financial Statements

Years Ended December 31, 2005 and 2004

Notes to Consolidated Financial Statements

Note 4 – Film Licenses, page F-32

4. We have reviewed your responses to comments 13 and 15. You indicated that your model assumes revenue growth will be flat. Since you had no film distribution revenues for the nine months ended September 30, 2006, it appears you have assumed that revenues will increase to the 2005 level of $55,400 rather than remain flat. However, your revenue forecast indicates that film distribution revenues will grow from $0 in 2006 to $119,800 and continue to increase in subsequent years. Since you had no film distribution revenues during the nine months ended September 30, 2006, and you do not plan on expending any cash to generate additional revenues, it is unclear why your assumption that film distribution revenues will increase is reasonable. It appears equally plausible that no additional revenues will be recognized in the foreseeable future. Please tell us the assumptions underlying your expectation that discounted future cash flows from your film library will support its $481,829 recorded value. Please explain in detail the basis for your assumption that, absent the expenditure of any funds for promotional efforts, film distribution revenues will increase from the amount recognized during the nine months ended September 30, 2006 to the amounts in your discounted cash flow analysis.

5. You indicated in your response to comment 15 that your cash flow expectations are supported in part by anticipated new arrangements and discussions regarding renewals of existing relationships. It is unclear why such discussions would provide a reasonable basis to support your cash flow expectations as of December

31, 2005 or September 30, 2006. Please revise your cash flow assumptions as appropriate or provide us with additional information to help us understand the basis for your estimated cash flows.

6. The discounted cash flow analysis you provided does not explain your consideration of the factors listed in paragraph 45 of SOP 00-2. For each film from which you anticipate generating discounted cash flows of $10,000 or more, please explain how you evaluated each of the following factors in determining the estimated future cash flows:

   - the film's performance in prior markets;
   - the public's perception of the film's story, cast, director, or producer;
   - historical results of similar films;
   - historical results of the cast, director, or producer on prior films;
   - running time of the film in your discounted cash flow model;
   - the cash outflows necessary to generate the film's cash inflows; and
   - the level of piracy in the markets from which the title historically generated revenues.

7. Please note that your analysis should also consider the provisions of paragraph 46 of SOP 00-2, which states that when using the traditional discounted cash flow approach to estimate the fair value of a film, the relevant future cash inflows and outflows should represent the entity's estimate of the *most likely* cash flows. This paragraph also requires that all possible relevant future cash inflows and outflows should be probability weighted by period and the estimated mean or average by period should be used in determining the fair value of a film using the expected cash flows approach.

8. Please clarify for us how you arrive at the discounted estimated revenue amounts and tell us why some estimated revenue amounts are positive and why some estimated revenue amounts are negative. Please also tell us how you apply the 30% discount rate since in some cases the value of a film is higher on a discounted basis than the undiscounted estimated revenue.

9. Please tell us why the film impairment write-downs per your impairment analyses of $1,520,871 and $284,068, which total $1,804,939, differ from the film impairment loss recognized of $1,654,939 in 2005.

10. We assume that the impairment analysis of your film library was prepared on an electronic spreadsheet. Please provide us with a copy of your impairment analysis spreadsheet for our review.

Note 6 - Shareholders' Equity, page F-33

11. We have reviewed your response to comment 16. Please provide us with copies of your non-voting convertible preferred stock and Series B and C voting convertible preferred stock agreements.

12. Your disclosures on page nine appear to indicate that your obligation to issue shares upon conversion of the convertible notes is essentially limitless. Please tell us how this potential obligation is reflected in Schedule 2 or revise it to compare all potentially issuable common shares, assuming the exercise of all options and warrants and the conversion of all convertible instruments, as of December 31, 2005 and September 30, 2006 to the number of authorized shares at those dates. The revised analysis should factor in all of the potentially issuable securities that are disclosed in your registration statement. In the event that you have more potentially issuable common shares than authorized common shares, it would appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of EITF 00-19.

Note 13 – Business Segment Information, page F-43

13. We have reviewed your response to comment 18. Please quantify the various types of expenses that comprise selling, general and administrative expenses. This disclosure would be informative to a reader given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations. In your most recent response you state that there are no amounts that comprise selling, general and administrative expenses. However, you disclosed selling, general and administrative expenses in your statements of income of $1,896,997 in 2005 and $2,250,952 in 2004. In your revised disclosures you indicated that the costs of operations included selling, general and administrative expenses. However, this is not consistent with your statements of income. Please revise your disclosure or tell us why you believe the existing disclosure is proper.

Note 19 – Restatement, page F-48

14. You disclosed the previously reported and as restated amounts of stock-based compensation and amortization of debt discount on promissory notes for 2005 in accordance with APB 20. However, you did not disclose the same information for 2004. Please disclose the previously reported and as restated amounts of stock-based compensation and amortization of debt discount on promissory notes for 2004 in accordance with APB 20.

Other

15. We have reviewed your response to comment 20. You indicated in your response that you provided a pro forma statement of operations for the nine month period ended September 30, 2006, however this does not appear to have been done. Please revise to include a pro forma statement of operations for the nine month period ended September 30, 2006. Please be sure to clearly reference and explain the assumptions involved in any adjustments. In addition, you did not disclose the nature of the pro forma adjustments in the notes to the pro forma statement of operations for 2005. Please be sure to clearly reference and explain the assumptions involved in these adjustments. Please also disclose the pro forma information required by paragraphs 54-57 of SFAS 141 for 2005 and paragraph 58 for the interim period ended September 30, 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Gregory Sichenzia
        Mr. Yoel Goldfeder
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018